UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2019

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Commission File Number: 001-38067

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Verona Pharma plc
(Translation of registrant's name into English)

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3 More London Riverside
London SE1 2RE UK
+44 203 283 4200
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 5, 2019, Verona Pharma plc (the "Company") issued a press release reporting the results of a Phase 2 study with dry powder inhaler ("DPI") formulation of ensifentrine (the "DPI Announcement"). The DPI Announcement is furnished herewith as Exhibit 1 to this Report on Form 6-K.

In the DPI Announcement the Company reported positive results from the second part of the Phase 2 study of the DPI formulation of ensifentrine in chronic obstructive pulmonary disease ("COPD"). The trial was conducted as a double blind, placebo controlled, seven day crossover study, which examined four dose strengths of ensifentrine and a placebo, dosed twice daily. The trial met all its primary and secondary lung function endpoints with ensifentrine delivered in a DPI format. The magnitude of improvement in lung function and duration of action were highly statistically significant and support twice daily dosing of ensifentrine for the treatment of COPD.

•	Primary endpoint met:

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Peak forced expiratory volume in one second ("FEV1"), corrected for placebo, showed improvements over baseline of 102 mL for the 150 µg dose, 175 mL for the 500 µg dose, 180 mL for the 1500 µg dose and 260 mL for the 3000 µg dose, (p<0.0001 for all doses), all highly statistically significant.

•	Secondary endpoints met:

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Statistically significant improvements in average FEV1 over 12 hours were observed over seven days with all doses (average FEV1 area under the curve 0-12 hours ("AUC(0-12hr)")) corrected for placebo: 36 mL for the 150 µg dose, 90 mL for the 500 µg dose, 80 mL for the 1500 µg dose and 147 mL for the 3000 µg dose; p<0.05 for all doses).

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Ensifentrine in a handheld dry powder format was well tolerated at all doses with an adverse event profile similar to placebo. The safety profile was comparable to that observed in prior studies with nebulized ensifentrine.

This report on Form 6-K, excluding Exhibit 1, is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (333-225107) and Registration Statement on Form S-8 (file no. 333-217521).

EXHIBIT INDEX

Exhibit No.	Description

1	DPI Announcement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: August 8, 2019	By:	/s/ Claire Poll
		Name:	Claire Poll
		Title:	Legal Counsel